Richard B. Raymer
Partner
Direct Dial: 416.595.2681
rraymer@hodgsonruss.com

October 7, 2010

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720

Re:	IntelGenx Technologies Corp.
Registration Statement on Form S-1
Filed September 24, 2010
File Number 333-169577

Dear Mr. Riedler:

On behalf of our client, IntelGenx Technologies Corp. (the “Company”), we have received and reviewed the comment letter dated September 30, 2010 (the "Comment Letter") from the staff of the Securities and Exchange Commission concerning the above referenced Registration Statement on Form S-1 (the “S-1”). On behalf of the Company, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the original comment in bold-face type below, followed by the Company’s response.

1.	Please confirm that Canaccord Genuity Corp., Haywood Securities Inc. and Raymond James Ltd. received their warrants as underwriting compensation. Alternatively identify them as underwriters.

Response: Each of Canaccord Genuity Corp., Haywood Securities Inc. and Raymond James Ltd. received the warrants attributed to them respectively in the S-1 as compensation for services as placement agents in the offering of the Company described in the S-1.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-595-2681.

Very truly yours,

/s/ Richard B. Raymer

Richard B. Raymer

cc.: Johnny Garib
Securities and Exchange Commission
Ingrid Zerbe
IntelGenx Technologies Corp.

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